VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, August 23, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held on August 25, 2025, at 9:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on August 24, 2025), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People's Republic Of China

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card – YOUXIN TECHNOLOGY LTD

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommend voting FOR Proposals 1, 2, and 3.

1. Ordinary Resolution THAT, (a) conditional upon the approval of the board of directors of the Company (the "Board"): (i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the "Class A Ordinary Shares") in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Extraordinary General Meeting of shareholders of the Company held on August 25, 2025 or any adjournment thereof (the "Meeting"), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the "Share Consolidations" and each, a "Share Consolidation") shall not be more than 1:4,000; and (ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Special Resolution THAT, the existing second amended and restated memorandum and articles of association of the Company (the "Current M&A") be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. Special Resolution THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company's then existing memorandum of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Date	**Signature**	**Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

YOUXIN TECHNOLOGY LTD
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
August 25, 2025
9:00 A.M., Beijing Time
(9:00 P.M., Eastern Time, on August 24, 2025)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of Youxin Technology Ltd. (the "Company"), hereby appoint(s) Jinhou Sun or Alan Xu as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held on August 25, 2025, at 9:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on August 24, 2025), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People's Republic Of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of Extraordinary General Meeting and in the proxy statement furnished

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED "FOR" ALL OF THE PROPOSALS.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Youxin Technology Ltd in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)